CENVEO, INC.
201 Broad Street, 6th Floor
One Canterbury Green
Stamford, CT  06901

October 9, 2012

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:	David R. Humphrey
Kristin Shifflett
Margery Reich

Re:	Cenveo, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
File No. 001-12551

 Ladies and Gentlemen:

Set forth below are responses from Cenveo, Inc. (“Cenveo”) to the comment letter dated September 25, 2012 from David R. Humphrey to Scott Goodwin regarding Form 10-K for the year ended December 31, 2011 filed on March 2, 2012. The numbered paragraph and heading below corresponds to the heading and number in the comment letter.  For your reference, following each numbered paragraph, we have reproduced in italics the comment that corresponds thereto.

Management's Discussion & Analysis
Operating Income, page 18

1.    Where consolidated financial statements reveal material changes from year to year in one or more line items, we agree that the cause for the changes should be identified and quantified in your narrative disclosure. However, we believe that the discussions should address operating results on a GAAP basis. Specifically, in future filings, please eliminate the discussions of increases in operating income after “excluding” certain non-cash charges attributable to one of your segments. We will not object if you elect to quantify and describe the impact of the impairment charges on operating income on a GAAP basis. Our comment applies here and throughout your discussions, as applicable.

Cenveo acknowledges the Commission's comment and will address the comment in future filings as suggested by the Commission.

Critical Accounting Matters, page 27

2.    Refer to your discussion of the provision for impairment of goodwill and indefinite lived intangible assets. You state that, in 2011, your four reporting units had fair values in excess of carrying values of at least 30%. We also note your observation that future declines in the overall market value of your equity securities may indicate that the fair value of one or more reporting units has declined below carrying value. Please tell us the amount by which the fair values of your reporting units exceeded their carrying amounts as of June 30, 2012. In addition, please describe the consideration given to the decline in the overall market value of your equity securities subsequent to fiscal 2011 in performing your most recent impairment analysis. Alternatively, explain why you do not believe that any subsequent analyses were necessary.

As disclosed in Cenveo's Form 10-K, Cenveo tests goodwill for impairment annually, on December 1 of each year. Subtopic 350-20-35-30 of the Accounting Standards Codification provides examples or circumstances that would require Cenveo to test goodwill before its annual assessment date. Cenveo did not have any such events or circumstances from the date of its annual assessment through June 30, 2012.

Additionally, Subtopic 350-20-35-45 of the Accounting Standards Codification, states that when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach. In the first quarter of 2012, Cenveo realigned its reportable segments due to changes in its management structure. As such, Cenveo allocated goodwill using a fair value allocation approach and; therefore, performed an impairment analysis on its new reportable segments. The result of that analysis, completed in the first quarter of 2012, indicated that its reporting units had fair values in excess of carrying values of at least 27%.

Cenveo further understands that its equity value has declined from the date of its annual assessment through June 30, 2012. When considering the decline in equity value from December 1, 2011 ($3.17) to June 30, 2012 ($1.93) of approximately 40%, Cenveo also considered that the components of its enterprise value were on both dates approximately 85% debt and approximately 15% equity. As a result, the decline in the equity value had a minimal impact (i.e., less than $80 million of market capitalization, or approximately 5% of its total enterprise value) on the overall enterprise value of Cenveo.

As of the June 30, 2012, the market value of Cenveo's equity securities was extremely volatile over the previous twelve month period with a high of $6.51 and a low of $1.46. The primary drivers behind this volatility are Cenveo's current debt leverage, the issuance of a convertible debt security that may have a potential dilution impact of approximately 30% and a looming bond maturity in 2013, which Cenveo continues to actively address.

An example of this volatility being tied to the 2013 maturity and the convertible debt security can be seen between the period of February 29, 2012 (the date of Cenveo's full year 2011 earnings release and simultaneous announcement of its intent to tender existing notes outstanding) and March 22, 2012 (the announcement of pricing two new debt issuances). During that short time period, Cenveo's equity had a high value of $5.25 and a low value of $3.11 per share.

Based on the above, particularly the impact of the overall market value of its equity securities on its overall enterprise value, Cenveo determined that it was more likely than not that the fair value of its reporting units continued to exceed their carrying amounts. Accordingly, Cenveo determined that an interim assessment was not necessary as of June 30, 2012.

[The next page is the signature page]

Please contact Charles A. Samuelson of Hughes Hubbard & Reed LLP at (212) 837-6454 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

CENVEO, INC.

By:	/s/ Scott J. Goodwin
	Name:	Scott J. Goodwin
	Title:	Chief Financial Officer

Enclosure
cc:	Cenveo, Inc.
Kenneth A. Lefkowitz
Charles A. Samuelson